Exhibit 1

SILICOM LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
April 14, 2013

Notice is hereby given that an Annual General Meeting (the “Meeting”) of Shareholders of Silicom Ltd. (the “Company”) will be held at the offices of the Company at 8 Hanagar Street, Kfar Sava 4442537, Israel, on Sunday, April 14, 2013, at 12:00 noon Israel time.

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel) – 2000.

The Meeting is being called for the following purposes:

1.       To consider and act upon a proposal to re-elect Messrs. Avi Eizenman, Zohar Zisapel and Yeshayahu (‘Shaike’) Orbach to hold office as directors for an additional term, commencing on the date of the Meeting until the next Annual General Meeting of Shareholders to be held in the year 2014, and until their successors have been duly elected.

2.       To consider and act upon a proposal to elect Ms. Ayelet Aya Hayak as one of the External Directors of the Company for an initial three year term, commencing on July 1, 2013.

3.       To consider and act upon a proposal to re-elect Mr. Ilan Erez as one of the External Directors of the Company for an additional three year term, commencing on July 1, 2013.

4.       To consider and act upon a proposal to approve the remuneration of Ms. Ayelet Aya Hayak and Mr. Ilan Erez as External Directors of the Company.

5.       To consider and act upon proposals to approve a salary increase and the grant of a bonus for the year 2012 to Avi Eizenman, the Active Chairman of the Company’s Board of Directors.

6.       To consider and act upon proposals to approve a salary increase and the grant of a bonus for the year 2012 to Yeshayahu (‘Shaike’) Orbach, a member of the Board of Directors, President and Chief Executive Officer of the Company.

7.       To consider and act upon a proposal to approve the appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the independent public accountants of the Company for year ending December 31, 2013, and until the next annual general meeting of the shareholders of the Company, and to authorize the Audit Committee of the Board of Directors to fix the compensation of such auditors in accordance with the amount and nature of their services.

8.       To review the Company’s Financial Statements and Annual Report for the year ended December 31, 2012, and to transact such other business as may properly come before the Meeting.

Shareholders of record at the close of business on March 11, 2013 will be entitled to vote at the Meeting or any postponements or adjournments thereof. Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings) - 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the aforementioned proxy.

Date: March 5, 2013	By Order of the Board of Directors SILICOM LTD. /s/ Yeshayahu (‘Shaike’) Orbach Yeshayahu (‘Shaike’) Orbach Director, President and Chief Executive Officer